VIA EDGAR
April 13, 2011

Kevin Woody	Mark Rakip
Accounting Branch Chief	Staff Accountant
Division of Corporation Finance	Division of Corporation Finance
United States Securities & Exchange Commission	United States Securities & Exchange Commission
100 F Street, NE	100 F Street, NE
Washington, DC 20549-6010	Washington, DC 20549-6010
Re:	HEALTH CARE REIT, INC.: Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 25, 2011 SEC File No. 1-8923
Dear Messrs. Woody and Rakip:
The purpose of this letter is to respond to the comments raised in your letter addressed to Health Care REIT, Inc. (the “Company”) dated March 16, 2011. Our response to each comment is set forth below and, as indicated below, a disclosure will be included in future periodic filings, amendments and updates thereto or future proxy statements, as the case may be.
Form 10-K for the fiscal year ended December 31, 2010
Item 2. Properties, page 38
1.	In future periodic reports, please expand your lease expiration table for each of the next ten years to also include disclosure of the number of tenants whose leases will expire, the total area in square feet, units or beds, as applicable, covered by such leases, and the percentage of total rental income represented by such expiring leases.
RESPONSE:
In future periodic reports beginning with the quarter ended June 30, 2011, we will expand our disclosure to include information on our lease expirations including number of tenants, square feet, units/beds, and the percentage of total rental income represented by such expiring leases.
2.	In future periodic reports, please expand your disclosure of your leasing activities for the most recent quarter, including a discussion of the volume of new or renewed leases, average rents or yields, as applicable, a discussion of the percentage of leases with rent escalators and

April 13, 2011

a representative range of escalation, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions.
RESPONSE:
In future periodic reports beginning with the quarter ended June 30, 2011, we will provide additional information on our leasing activities including lease volumes and yields/escalators for our senior housing triple net properties, medical office buildings and hospitals.
Item 7. Management’s Discussion and Analysis of Financial conditions and Results of Operations.
General
3.	We note that in 2010 you entered into two joint ventures that were structured under RIDEA and that in your 2010 earnings release you refer to additional RIDEA investments subsequent to year end. To the extent material, in future periodic reports, please expand your disclosure to disclose your strategy with respect to RIDEA investments and to discuss the impact on your business of and any trends associated with such RIDEA investments.
RESPONSE:
To the extent material, in future periodic reports beginning with the quarter ended March 31, 2011, we will expand our disclosure to discuss our strategy with respect to RIDEA investments and will discuss the impact on our business of and any trends associated with such RIDEA investments.
4.	In future periodic reports, please include disclosure on weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period, including a clear description of how you calculated disclosed capitalization rates.
RESPONSE:
In future periodic reports beginning with the quarter ended June 30, 2011, we will include a discussion of capitalization rates for acquisitions and dispositions, by reporting segment, and a definition for the calculation of the capitalization rates.
Executive Summary
Business Strategy, page 48
5.	In future periodic reports, please supplement your discussion of anticipated cash uses for the next fiscal year to include anticipated debt maturities, interest payments, dividend payments and capital expenditures. Please also expand your discussion of sources of cash to identify the anticipated sources of any additional cash you expect to need to address these anticipated cash uses.

April 13, 2011

RESPONSE:
In future periodic reports beginning with the quarter ended March 31, 2011, we will supplement our discussion of anticipated cash uses for the next fiscal year to include anticipated debt maturities, interest payments, dividend payments and capital expenditures. We will also expand our discussion of sources of cash to identify the anticipated sources of any additional cash we expect to need to address these anticipated cash uses.
Liquidity and Capital Resources
Sources and Uses of Cash
Investing Activities, Page 54
6.	We note a significant amount of capital improvements over the last three years. Please tell us the amount of general and administrative costs capitalized for each year presented. In addition, please provide any explanation for the fluctuation of these amounts from year to year.
RESPONSE:
Pursuant to ASC 970-360-25-2, all costs clearly associated with the acquisition, development and construction of a real estate project are capitalized as project costs. Capitalized project costs include direct third party costs and direct internal costs consisting of compensation and related benefit costs. The amount of direct internal costs capitalized as capital improvements for the years ended December 31, 2008, 2009 and 2010 was $806,000, $864,000 and $1,518,000, respectively. These costs primarily represent wages and related costs for employees involved in the construction activities for our properties. The increase for the year ended December 31, 2010 was primarily due to more frequent use of our own employees for construction activities at our properties.
Contractual Obligations, page 57
7.	We note your disclosure regarding your portion of certain joint ventures non-recourse debt. Please provide to us additional information regarding the estimated maturity and payment obligations under these agreements.
RESPONSE:
The following is a summary of the debt maturities and principal payments due regarding our portion of certain joint ventures’ non-recourse debt as of December 31, 2010 (in thousands):

April 13, 2011

2011	$26,216
2012	38,898
2013	28,071
2014	24,122
2015	8,231
Thereafter	53,226
Total	$178,764
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
2. Accounting Policies and Related Matters, page 81
8.	Please tell us your accounting treatment of bargain renewal periods when determining below-market tenant lease values and their related amortization periods.
RESPONSE:
Upon acquisition of a property, we review all in-place leases to determine if they are above or below market pursuant to ASC 805-30-5. If below market leases exist, we further determine if there is a bargain renewal period beyond the non-cancelable lease term. If so, the total in-place lease value (the below market adjustment for the non-cancelable lease term plus the below market renewal option) is amortized to income on a straight line basis through the renewal term.
3. Real Property Acquisitions and Development, page 85
General
9.	We note your acquisition of a significant amount of assets through your investment in consolidated joint ventures. Please provide to us your analysis of the requirement to include financial statements in compliance with Rule 3-14 or rule 3-05 of Regulation S-X.
RESPONSE:
In connection with our registration statements and in accordance with the guidance given in the Division of Corporation Finance Financial Reporting Manual, we evaluate the significance of our acquisitions that have occurred and are probable of occurring under Rules 3-05 and 3-14 of Regulation S-X, taking into consideration whether a transaction involves:
•	an acquisition of a business versus a real estate operation;

•	an investment accounted for under the equity method;

•	an acquisition of a pre-existing operating company having employees and management operations (in addition to real estate operations) versus a newly formed operating company;

April 13, 2011

•	assets akin to nursing homes versus commercial properties such as office buildings;

•	assets susceptible to variations in costs and revenues over shorter periods versus assets having continuity and predictability with respect to cash flows;

•	nature of the leases (long-term, triple net, etc); and

•	related businesses.
With respect to Rule 3-14, our most significant individual transaction represented 0.3% of consolidated total assets. With respect to Rule 3-05, our most significant individual transaction represented 9.5% or less under the asset, investment and income tests. Our consolidated joint ventures were evaluated at our ownership percentages.
Additionally, in connection with our December 2010 prospectus supplement, we evaluated the significance of our completed and probable acquisitions in relation to the relevant aggregate thresholds. At that time, we determined that our Rule 3-14 acquisitions represented 1.0% of consolidated total assets and our Rule 3-05 acquisitions represented 43.4% or less under the asset, investment and income tests.
Strategic Medical Office Partnership, page 87
10.	We note that you have allocated a certain amount of the purchase price to goodwill for its future development pipeline. Please provide additional information regarding this asset, including the exact nature of the development pipeline and an analysis of the appropriateness of allocating amounts to this pipeline.
RESPONSE:
We have calculated the purchase price in accordance with ASC 805-30-30 and then allocated it to the identifiable assets acquired and liabilities assumed. Pursuant to ASC 805-20-25, we evaluated intangible assets to determine if they met the contractual-legal criterion or the separability criterion and determined that only the development pipeline related to in-place contracts or identified projects met those criteria. Accordingly, an intangible asset was established in preliminary purchase price allocation related to these specifically identified contracts or projects. In accordance with ASC 805-30-30-1, goodwill was also recognized at the acquisition date and was measured as the excess of the consideration transferred over the net acquisition date amounts of the identifiable assets acquired and the liabilities assumed. The goodwill essentially represents the going concern value driven by the principals’ ability to generate future business through the development of a future pipeline of opportunities beyond those specifically identified above. Preliminary valuations were performed by third party specialists to assist us in this analysis.
Item 15. Exhibits and Financial Statement Schedules, page 117
Exhibit 23.1

April 13, 2011

11.	Please confirm to us that you have a signed copy of the consent from your independent registered public accounting firm related to the registration statements listed. In future periodic reports, please ensure that you have included a designation illustrating that your auditors have signed the consent.
RESPONSE:
We confirm that we have a signed copy of the consent from our independent registered public accounting firm related to the registration statements listed. The EDGAR version inadvertently omitted an illustration of the signature and in future periodic reports we will ensure that we have included a designation illustrating that our auditors have signed the consent.
* * *
In connection with responding to your comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope you will find the foregoing responsive to your comments. If you have any questions regarding any of the above, please do not hesitate to call Paul D. Nungester, Vice President and Controller of the Company, or the undersigned, Scott A. Estes, at 419-247-2800. Thank you very much.

Very truly yours, HEALTH CARE REIT, INC.
By:	/s/ Scott A. Estes
Scott A. Estes
	Its:	Executive Vice President and Chief Financial Officer